Exhibit 1.02

CONFLICT MINERALS REPORT OF 3M COMPANY

FOR THE YEAR ENDED DECEMBER 31, 2013

INTRODUCTION

This Conflict Minerals Report for 3M Company (“3M”, “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013.

Conflict Minerals are defined by the Securities and Exchange Commission (SEC) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”).  As a result of the Company’s reasonable country of origin inquiry for the period January 1 to December 31, 2013 described in the attached Form SD, 3M could not reasonably determine whether 3TG necessary to the functionality or production of our products (“Necessary 3TG”) that we manufactured or contracted to manufacture on or after January 31, 2013 originated in the Democratic Republic of Congo (DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, the “Covered Countries”) or were entirely from recycled or scrap sources.

The Company therefore conducted due diligence on the source and chain of custody of Necessary 3TG as described below.

DUE DILIGENCE MEASURES

A.            Design of Our Due Diligence Measures

Our CMR Conflict Minerals due diligence process has been designed to conform in all material respects with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (2013) (the “OECD Guidance”), as applicable for 3TG and downstream companies (as the term ‘downstream companies’ is defined in the OECD Guidance).  Our due diligence measures included:

1.              Establishment of strong Company management systems for conflict minerals supply chain due diligence and reporting compliance;

2.              Identifying and assessing conflict minerals risks in our supply chain;

3.              Designing and implementing strategies to respond to conflict minerals risks identified;

4.              Participation in industry associations to help develop an independent third-party audit protocol for assessing the due diligence practices of conflict minerals smelters;  and

5.              Reporting on our supply chain due diligence activities, as required by Rule 13p-1.

B.            Due Diligence Program Elements

1.              Management Systems

3M adopted a Conflict Minerals Policy, which is posted on our website.

Internal Management System

3M established a management system for conflict minerals.  The executive sponsor is 3M’s Senior Vice President, Supply Chain.  The Company also established a Conflict Minerals Steering Team, comprised of a group of relevant subject matter experts from Sourcing Operations, Materials Environmental Health and Safety, and 3M Legal Affairs.  The Conflict Minerals Steering Team has responsibility for developing and implementing 3M’s conflict minerals compliance strategy, as well as for reviewing the progress and effectiveness of the program going forward.  The Steering Team is led by a Conflict Minerals Program Manager from 3M Sourcing Operations.  Senior Sourcing, Finance and Audit management were briefed about the results of our due diligence efforts.

Control System and Supply Chain Transparency

3M relied on the CFSI Conflict Minerals Reporting Template (CMRT) sent to the Supplier Group via our web-enabled Supplier Regulatory eEnablement (SREE) system to gather information on the chain of custody of the Necessary 3TG included in our products.

Supplier Engagement

3M’s expectations for suppliers were distributed to suppliers in the SREE e-mail that included the CMRT.  The SREE email included links to 3M’s Conflict Minerals website, which includes our Conflict Minerals Policy and 3M training on how to respond to the CMRT.  3M also sent educational bulletins where supplier responses indicated a need for additional information.

3M’s U.S. Sourcing contract templates and purchase order terms & conditions included conflict minerals-related provisions since March 2012.  In 2013, we revised our conflict minerals related terms & conditions in those templates to require suppliers to provide upon request, information on the smelters in relevant supply chains, including the conflict-free status of those smelters, and other information 3M might require.

Grievance Mechanism

We have a grievance mechanism whereby employees and suppliers can report concerns regarding 3M’s business conduct and other matters.  We have procedures in place for follow-up in the event any conflict minerals issues are raised through our grievance mechanism.

Maintain Records

We have a record retention policy applicable to conflict minerals-related documentation that provides for retention for appropriate periods.

2.              Identify and Assess Risk in the Supply Chain

In 2013 3M used a web-based system to distribute the CMRT to the Supplier Group in order to identify Smelters or Refiners (“SORs”) and gather information on our supply chain.

The SREE system issued three automatic follow-up reminders to those in the Supplier Group who had not responded to the information request.   Supplier responses were reviewed by 3M Sourcing Operations and some responses were also reviewed by our network of CMAs identified in Paragraph B.2 of 3M’s Form SD.  If supplier responses indicated that Necessary 3TG contained in products provided to 3M may have originated from the Covered Countries, then such responses were sent to the Conflict Minerals Steering Team for further review and determination of follow-up steps.

3.              Design and Implement a Strategy to Respond to Risks

3M designed a strategy to respond to risks.  The Conflict Minerals Program Manager will report to the Company’s Conflict Minerals Steering Team and its executive sponsor findings where a supplier in the Supplier Group identifies a SOR processing Necessary 3TG that sources from the Covered Countries. The 3M Conflict Minerals Steering Team and executive sponsor will determine appropriate follow-up actions, if any, to mitigate risks.   Follow-up actions may include the Company’s Supplier Corrective Action and Response (“SCAR”) process.  As part of the SCAR process the Company may decide to find alternate sources of supply or terminate existing supplier relationships, as appropriate.  For the year 2013, 3M found no instances where it was necessary to find replacement sources of supply or terminate a supplier relationship.

4.              Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

3M relies on the CFSI’s Conflict-Free Smelter Program to perform third-party audits of SORs.  We will validate whether any 3TG sourced from the Covered Countries is conflict-free based on the information provided by our Supplier Group and on the information available on the CFSI’s website.

5.              Report on Supply Chain Due Diligence

This Report and our Form SD will be filed with the SEC and are publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=80574&p=irol-sec

C.            Results of Due Diligence

Based on our RCOI described in our Form SD and the other aspects of our due diligence program described above, the Company evaluated the Supplier Group responses to the CMRT-based supplier inquiry.  As outlined in our Form SD, because of incomplete supplier responses, the need for additional supplier capacity building during 2013 and still-evolving SOR conflict-free certification programs we are unable to determine whether Necessary 3TG used in our products originated in the Covered Countries or were entirely from recycled or scrap sources.

Efforts to Determine the Mine or Location of Origin

In order to determine mine or location of origin, 3M must: (a) seek information about 3TG SORs in our supply chains through use of the CMRT questions; and (b) rely on the CFS Program and its independent audits of SORs.    3M’s Supplier Group was not able to provide information on mines or locations of origin for Necessary 3TG used in 3M products manufactured during 2013.

Information on Smelters or Refiners and Country of Origin

The CMRT requested that the Supplier Group provide 3M with information on the SORs and country of origin that the Supplier Group and its suppliers use to supply Necessary 3TG to 3M.  Because 3M typically does not have a direct relationship with the facilities used to process 3TG, we must rely on information provided by the Supplier Group.  Some responses from the Supplier Group indicated that they were unable to provide SOR information at this time.  Other suppliers in the Supplier Group provided information on all SORs used by the supplier but could not provide information linking specific SORs used to process Necessary 3TG with products provided to 3M.  Accordingly, 3M does not know as of this initial reporting period either the facilities used to process Necessary 3TG contained in products manufactured in 2013 or the country of origin for its Necessary 3TG.

D.            Steps to Improve Due Diligence

3M will be alert for facts and circumstances that may require SOR-related risk mitigation.  In addition, 3M also expects that more SORs will become validated as “DRC Conflict Free” through the CFS Program and similar programs which will increase overall transparency and accessibility to information on geographic location of SOR mines of origin.

3M expects to improve its due diligence to further mitigate the risk that Necessary 3TG benefit armed groups in the DRC or any of its adjoining countries by taking the following steps:

•                  Follow-up with those in the Supplier Group that were unresponsive or did not provide sufficient information in 2013, thereby improving both supplier response rates and the quality of supply chain information available to 3M.

•                  Follow-up with those in the Supplier Group that indicated in their response to our 2013 inquiry that they did not have certain key aspects of a conflict minerals program, to obtain updated information.

•                  Continue our supplier engagement and capacity building efforts through our supplier inquiry and by directing suppliers to training resources available through industry associations and the CFSI, in order to improve response rates and information quality.

•                  Continue our company membership in CFSI.

•                  Encourage supplier and other company membership and participation in CFSI, which will strengthen industry collaboration to increase leverage on smelters and refiners to join the CFS program and thereby become validated as DRC Conflict Free.

•                  Contact smelters and/or refiners to join the CFS program and become validated as DRC Conflict Free.

•                  Encourage responsible sourcing by suppliers of 3TGs in the Covered Countries through smelters or refiners validated as DRC Conflict Free.

Cautionary Statement about Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.